Exhibit 99.1

EXECUTION VERSION

Bank of America Merrill Lynch International Limited Bank of America N.A., London Branch	Barclays Bank PLC	BNP Paribas

Citibank, N.A., London Branch	Credit Suisse AG, Cayman Islands Branch Credit Suisse Securities (USA) LLC	HSBC Bank plc

Morgan Stanley Senior Funding, Inc.	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation	RBC Capital Markets Royal Bank of Canada

July 31, 2015

Project ARGENTUM

USD 6,750,000,000 Equity Bridge Loan Credit Facility

Commitment Letter

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

5 Basel Street, Petah Tikva, 49131, Israel

Attention: Group Executive Vice President and Chief Financial Officer,

                 Senior Vice President, Head of Global Treasury, Risk Management and Insurance

Dear Sirs,

You have advised us that you are considering a transaction under which you (the “Company”, “Parent” or “you”), directly or through one or more of your directly or indirectly owned subsidiaries, intend to acquire (the “Acquisition”) the generic products business and over-the-counter (non-prescription) business (the “Acquired Business”) as more specifically described in the Acquisition Agreement (as defined below) from Allergan plc and its affiliates (the “Seller”). The Acquisition will be effected through an asset purchase pursuant to a Master Purchase Agreement (as it may be modified, supplemented or amended, the “Acquisition Agreement”), dated as of July 26, 2015, by and between you and the Seller.

Bank of America Merrill Lynch International Limited, Barclays Bank PLC, BNP Paribas, Citibank, N.A., London Branch, Credit Suisse Securities (USA) LLC, HSBC Bank plc, Morgan Stanley Senior Funding, Inc., Mizuho Bank, Ltd., RBC Capital Markets, Royal Bank of Canada and Sumitomo Mitsui Banking Corporation (and/or any of their respective Affiliates or branches) (collectively, the “Bookrunners & Mandated Lead Arrangers”, “we” or “us”) are pleased to set out in the Commitment Documents (as defined below) the terms and conditions on which we are willing to severally (but not jointly) provide certain commitments in respect of, and arrange and manage the primary syndication of, a USD 6,750,000,000 Equity Bridge Loan Credit Facility (the “Facility”), the funds of which are to be used to provide a portion of the consideration for the Acquisition, refinance certain indebtedness of the Acquired Business to the extent the Cash Consideration (as defined in the Acquisition Agreement) is reduced by such amount or such amount is not material (the “Refinancing”) and pay certain fees and expenses related to the Acquisition and the Refinancing. A portion of the cost of the foregoing will be financed through either the issuance of debt securities, equity securities, equity-linked or similar securities of the Company (the “Permanent Financing”) or the incurrence of up to approximately USD 27,000,000,000 of indebtedness (the “Bridge Loan Financing”) pursuant to the Bridge Loan Commitment Letter (the “Bridge Loan Commitment Letter”), dated the date hereof, among the Company and the lenders party thereto (the “Bridge Loan Lenders”). The entering into the Facility, the consummation of the Acquisition (including the payment of the consideration in respect thereof), the Bridge Loan Financing (or the issuance of debt securities in lieu thereof), the financing under the Facility, the Refinancing and the payment of related fees and expenses is referred to herein as the “Transaction”.

In the Commitment Documents:

“Affiliate” means, in relation to a person, a subsidiary or holding company of that person or a subsidiary of any such holding company.

“Borrower” has the meaning set forth in the Term Sheet.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City, London, Dublin or Israel are authorized or required by law to remain closed1.

“close of Syndication” means the time the Bookrunners & Mandated Lead Arrangers close Syndication.

“Closing Date” means the funding date under the Facility.

“Commitment Documents” means this letter, the Term Sheet and the Fee Letters.

“Commitment Letter” means this letter.

“Commitment Letter Signing Date” means the date of this letter as first set forth above.

“debt securities” means securities (whether public or private and including convertible or hybrid securities) that are not given 100% equity treatment in accordance with the ratings criteria applied to the Company by S&P and Moody’s;

“equity, equity-linked or similar securities” means securities (whether public or private and including convertible or hybrid securities) that are given 100% equity treatment in accordance with the ratings criteria applied to the Company by S&P and Moody’s;

“Facility Documents” means a facility agreement and related documentation consistent with the Documentation Principles, this Commitment Letter and the Term Sheet and in all other respects satisfactory to the Bookrunners & Mandated Lead Arrangers, the Agent, the Lenders and the Borrower, in each case acting reasonably.

[1]	Jurisdictions to be reconsidered in Facility Documents.

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“Fee Letters” means (i) the agency fee letter (the “Agency Fee Letter”) between the Agent and the Company and/or the Borrower(s) in connection with the Facility and (ii) the Up-front fees letter between the Bookrunners & Mandated Lead Arrangers and the Company dated on or about the date of this letter (the “Up-Front Fees Letter”).

“Free to Trade Time” means the time the Bookrunners & Mandated Lead Arrangers notify the Syndication Lenders of their final allocations in connection with the Facility.

“Group” means the Company and its subsidiaries.

“Guarantor” means Teva Pharmaceutical Industries Limited, the Parent.

“Obligors” mean the Borrower(s) and the Guarantor.

“Syndication” means the primary syndication of the Facility.

“Syndication Lenders” means the parties participating as Lenders in Syndication.

“Target Group” means the Acquired Business (including each corporate entity acquired as part of the Acquired Business assets).

“Term Sheet” means the term sheet attached to this letter as Appendix A.

Unless a contrary indication appears, a term defined in any Commitment Document has the same meaning when used in this letter.

1.	Appointment and Commitment

1.1	On acceptance of the offer set out in this letter, the Company appoints:

(a)	subject to paragraph 1.2 below, the Bookrunners & Mandated Lead Arrangers as exclusive arrangers in connection with the Syndication of the Facility; and

(b)	the Bookrunners & Mandated Lead Arrangers as exclusive bookrunners in connection with Syndication.

1.2	From the date of the Company countersigning this letter until this letter terminates in accordance with paragraph 14 (Termination):

(a)	no other person shall be appointed as a mandated lead arranger or bookrunner unless otherwise agreed in writing by the parties hereto;

(b)	except as provided above, no other titles shall be awarded (except that one of the Bookrunners & Mandated Lead Arrangers (or an affiliate thereof) to be agreed by the Company and such person will serve as facility agent in respect of the Facility); and

(c)	except as provided in the Commitment Documents, no other compensation shall be paid to any person,

in connection with the Transaction without the prior written consent of each of the Bookrunners & Mandated Lead Arrangers.

1.3	Any Bookrunner & Mandated Lead Arranger may delegate any of its rights or obligations under the Commitment Documents to any of its Affiliates or branches and may designate any of its Affiliates or branches as responsible for the performance of any of its appointed functions under the Commitment Documents, provided that such Bookrunner & Mandated Lead Arranger shall remain liable for the performance of such Affiliates or branches. RBC Capital Markets is a brand name for the business activities of Royal Bank of Canada.

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1.4	In connection with the foregoing, each of the following (either directly or through one or more of their lending affiliates or branches) (the “Commitment Parties”) are pleased to advise the Company of their several respective commitments to, severally and not jointly, provide the amounts set forth below opposite their name in commitments under the Facility, in each case upon the terms and subject to the conditions set forth or referred to in the Commitment Documents:

Commitment Party
Bank of America N.A., London Branch	USD 675,000,000
Barclays Bank PLC	USD 675,000,000
BNP Paribas	USD 675,000,000
Citibank, N.A., London Branch	USD 675,000,000
Credit Suisse AG, Cayman Islands Branch	USD 675,000,000
HSBC Bank plc	USD 675,000,000
Morgan Stanley Senior Funding, Inc.	USD 675,000,000
Mizuho Bank, Ltd.	USD 675,000,000
Royal Bank of Canada	USD 675,000,000
Sumitomo Mitsui Banking Corporation	USD 675,000,000

Total	USD 6,750,000,000

provided that at the signing and closing of the Facility there is at least USD 6,750,000,000 in total aggregate commitments under the Facility; provided that the commitments hereunder shall be reduced (pro rata among the Commitment Parties) (dollar for dollar) if prior to the Facility Signing Date the Parent or its subsidiaries incurs any indebtedness (above that required to prepay or reduce the commitment under the Bridge Loan Commitment Letter or the Bridge Loan Financing) or issues any equity, equity-linked or similar securities, in each case of the type that would require a mandatory prepayment or commitment reduction under the Facility as described in the Term Sheet under the section heading “Mandatory Prepayments/Commitment Reductions” or of the type described thereunder under clause (y)(i) thereof.

1.5

Each Bookrunner & Mandated Lead Arranger that is a lender (or is an affiliate identifiable by name of a lender) under any of (a) the Senior Unsecured Revolving Credit Agreement among et al. the Parent and Citibank N.A., as administrative agent, dated December 18, 2012 (as amended from time to time) and/or (b) the Senior Unsecured Japanese Yen Term Loan Agreement among et al. the Parent, Teva Holdings K.K. and Mizuho Bank, Ltd., as administrative agent, dated December 17, 2013 and/or (c) Senior Unsecured Fixed Rate Japanese Yen Term Loan Credit Agreement dated among et al. the Parent, Teva Holdings G.K. and Sumitomo Mitsui Banking Corporation, as administrative agent, dated March 28, 2012 (collectively, the “Existing Facilities” and each an “Existing Facility”) hereby agrees to (or to use its commercially reasonable efforts to cause such affiliated lender to) consent to any necessary amendments under

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the Existing Facilities which conform the applicable Negative Covenants and Financial Covenants under Article VI and Events of Default under Article VII of each such Existing Facility to the corresponding Negative Covenants, Financial Covenants and Events of Default to be contained in the definitive Facility Documents in respect of the Facility, mutatis mutandis, which consent shall be effective substantially concurrently with the drawing under the Facility (with appropriate effective date provisions for such consent in the event the financing for the Acquisition consists of capital markets transactions (including escrow transactions)) subject to documentation reasonably satisfactory to the Bookrunners & Mandated Lead Arrangers. The provisions of this paragraph 1.5 shall not be deemed to be an agreement to waive or amend any other provision under any Existing Facility or waive any rights thereunder or in respect thereof other than as expressly provided herein. Each Lender under any Existing Facility that is a party to this letter agrees that it will not sell or assign any loan (or participation thereunder with voting rights in respect to the amendments described below) under any Existing Facility unless the applicable purchaser, assignee or participant (as the case may be) agrees in writing for the benefit of the Company to provide on a timely basis the consents under this paragraph 1.5. It is intended that an amendment process will be initiated in connection with the Existing Facilities to effect the amendments referred to herein to be effective no later than the Closing Date.[2]

2.	Conditions

2.1	This offer to provide our several commitments hereunder and arrange and manage the primary syndication of the Facility is made on the terms of the Commitment Documents and is subject solely to satisfaction of the following conditions:

(a)	satisfaction of all the conditions set out in Appendix B;

(b)	the preparation, execution and delivery of the Facility Documents as set forth in Condition 2 of Appendix B; and

(c)	no “Change of Control” or “Illegality” event as described in the Term Sheet under Prepayment and Cancellation shall have occurred.

2.2	Each party to this letter confirms that:

(a)	it has completed and is satisfied with the results of all due diligence (other than applicable know-your-customer and anti-money laundering and sanctions diligence) which has been carried out by, or on behalf of it, in respect of the Transaction, the Group, and the Target Group;

(b)	subject to (a) above and except as expressly set forth therein, it has obtained all necessary approvals (including credit committee approvals and all other relevant internal approvals) with respect to the Transaction, the Group and the Target Group and to arrange and underwrite the Facility to be arranged and/or underwritten by it in the amounts specified above, subject to the terms and conditions of the Commitment Documents; and

[2]	Note: The amendment process will also include (in addition to conforming amendments under the corresponding Negative Covenants, Financial Covenants and Events of Default) an amendment to the Leverage Covenant to provide that the Net Debt to EBITDA ratio for the LTM periods staring with the LTM period ending the 9th full fiscal quarter after the Closing Date shall not exceed 3.50x.

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(c)	it shall enter into good faith negotiations with the other parties in order to satisfy the condition in paragraph 2.1(b) on terms and conditions consistent with this letter and the Term Sheet by a date that is 6 months from the Commitment Letter Signing Date (or such earlier date as agreed by the Bookrunners & Mandated Lead Arrangers to the extent required to facilitate the funding of the Transaction).

2.3	The obligations of the Bookrunners & Mandated Lead Arrangers under the Commitment Documents are several. No Bookrunner & Mandated Lead Arranger is responsible for the obligations of any other Bookrunner & Mandated Lead Arranger.

3.	Clear Market

3.1	During the period from the date of the Company countersigning this letter to the Free to Trade Time when the commitments of the Commitment Parties are reduced to an amount not greater than USD 675 million per Commitment Party, the Company shall not and shall ensure that no other member of the Group shall announce, enter into discussions to raise, raise or attempt to raise any other debt financing in the loan market (other than the Bridge Loan Financing) of the type that would require a mandatory prepayment or commitment reduction under the Facility as described in the Term Sheet under the section heading “Mandatory Prepayments/Commitment Reductions” or any bank loan debt of the type described under clause (x)(v) thereof without the prior written consent of each of the Bookrunners & Mandated Lead Arrangers (whose consent will not be unreasonably withheld or delayed).

4.	Fees, Costs and Expenses

4.1	All fees shall be paid in accordance with this letter, the Fee Letters or as set out in the Term Sheet.

4.2	The Company shall promptly on demand pay, the Agent and Bookrunners & Mandated Lead Arrangers the amount of all costs and expenses (including legal fees, costs and disbursements) reasonably incurred by any of them in connection with:

(a)	the negotiation, preparation, execution and enforcement of the Facility Documents and the Commitment Documents; and

(b)	the Syndication,

whether or not the Facility Documents are signed, provided that the costs and expenses shall be limited to reasonable legal fees, expenses and disbursements of one lead counsel, one Israeli counsel and one other counsel in each other jurisdiction deemed relevant by the Bookrunners & Mandated Lead Arrangers (to the extent not England) to the Bookrunners & Mandated Lead Arrangers, and the expenses and disbursements relating to Debt Domain, Intralinks, SyndTrak or such other internet portals used in connection with negotiating and syndicating the Facility.

5.	Payments

All payments to be made by the Company, any Borrower or any member of the Group under the Commitment Documents:

(a)	shall be paid in cash in the currency of invoice and in immediately available, freely transferable cleared and immediately available funds to such account(s) with such bank(s) as the Bookrunners & Mandated Lead Arrangers or the Agent (as applicable) notify to the Company and shall not be subject to counterclaim or setoff for, or be otherwise affected by, any claim or dispute the Company may have;

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(b)	shall be paid without any deduction or withholding for or on account of tax (a “Tax Deduction”) unless a Tax Deduction is required by law. If a Tax Deduction is required by law to be made, the amount of the payment due shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required, provided, however, that if the payee has determined in its sole discretion that it has received a refund as to which it was so grossed-up, it shall pay the Company an amount equal to such refund, net of out-of-pocket expenses; and

(c)	are exclusive of any value added tax or similar charge (“VAT”). If VAT is chargeable, the Company shall also and at the same time pay to the recipient of the relevant payment an amount equal to the amount of the VAT.

6.	Syndication

6.1	The Bookrunners & Mandated Lead Arrangers and the Company do not intend to engage in a Syndication unless otherwise agreed. In the event of such agreement, the provisions of this Paragraph 6 shall apply. The Bookrunners & Mandated Lead Arrangers shall, in consultation with the Company, manage all aspects of the Syndication including timing, the selection of potential Lenders (which Lenders shall be approved by the Company, such approval not to be unreasonably withheld, delayed or conditioned), the acceptance and allocation of participations and the amount and distribution of fees to Lenders.

6.2	The Company shall, and shall ensure that the other members of the Group will, give any assistance which the Bookrunners & Mandated Lead Arrangers reasonably request in relation to Syndication including, but not limited to:

(a)	providing any information reasonably requested by the Bookrunners & Mandated Lead Arrangers or potential Lenders in connection with Syndication;

(b)	making available the senior management and representatives of the Company and other members of the Group for the purposes of participating in meetings with potential Lenders at such times and places as the Bookrunners & Mandated Lead Arrangers may reasonably request;

(c)	using best efforts to ensure that Syndication benefits from the Group’s existing lending relationships;

(d)	assisting the Bookrunners & Mandated Lead Arrangers in the preparation of marketing materials reasonably satisfactory to the Bookrunners & Mandated Lead Arrangers to be used in connection with the Syndication of the Facility, including delivering, as soon as practicable, to the Bookrunners & Mandated Lead Arrangers pro forma financial information relating to the Acquisition as required by Regulation S-X under the U.S. Exchange Act of 1934, as amended; and

(e)	use reasonable efforts to procure that the Seller and the Target Group provides assistance in relation to Syndication in the manner contemplated by (a) to (d) above (in each case referring to the Target Group as applicable).

Notwithstanding the foregoing, the inclusion of any information in the marketing materials (including projections) and the distribution thereof in connection with the Syndication of the Facility shall be included only after the Company and the Bookrunners & Mandated Lead Arrangers have consulted with each other.

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6.3	The Company authorizes the Bookrunners & Mandated Lead Arrangers to make available the marketing materials (including projections) to the proposed syndicate of Lenders by posting such materials on Debt Domain, Intralinks, Syndtrak or other similar electronic system. It is acknowledged that each such potential Lender will be required to “click through” or take other affirmative action in order to access such information. In connection with the syndication of the Facility, unless the parties hereto otherwise agree in writing, the Company shall be under no obligation to provide marketing materials suitable for distribution to any prospective Lender (each, a “Public Lender”) that has personnel who do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Borrower or its affiliates, or the respective securities of any of the foregoing. The Company agrees, however, that the definitive credit documentation will contain provisions concerning information to be provided to Public Lenders and the absence of MNPI therefrom.

6.4	Notwithstanding anything set forth to the contrary in this Commitment Letter, any Fee Letter or any other agreement, neither the commencement nor the completion of any syndication of the Facility shall constitute a condition precedent to the commitments hereunder or the funding of the Facility on the Funding Date.

7.	Information

7.1	The Company represents and warrants that (and with respect to the Target Group solely, such representation and warranty is given to the best of the Company’s knowledge):

(a)	all written information (other than financial projections and information of a general economic or general industry nature), when taken as a whole, provided to the Bookrunners & Mandated Lead Arrangers by or on behalf of it or any other member of the Group (including in relation to the Target Group) (the “Information”) is true and accurate in all material respects as at the date it is provided or as at the date (if any) at which it is stated;

(b)	nothing has occurred or been omitted and no information has been given or withheld that results in the Information being untrue or misleading in any material respect; and

(c)	any financial projections contained in the Information have been prepared in good faith on the basis of recent historical information and on the basis of reasonable assumptions as of the time such financial projections were prepared and the time such financial projections are delivered to the Bookrunners & Mandated Lead Arrangers, it being understood that any such financial projections are subject to significant uncertainties and contingencies, many of which are beyond the Company’s control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ and that such differences may be material.

7.2	The representations and warranties set out in paragraph 7.1 are deemed to be made by the Company on each Business Day by reference to the facts and circumstances then existing, commencing on the date of the countersignature by the Company of this letter and continuing until the date the Facility Documents are signed (subject to paragraph 7.3 below).

7.3	The Company shall promptly notify the Bookrunners & Mandated Lead Arrangers in writing, prior to the Facility Signing Date, if it becomes aware that any representation or warranty set out in paragraph 7.1 is or becomes incorrect or misleading in any material respect, and agrees to supplement the Information promptly from time to time to ensure that each such representation or warranty is correct when made.

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7.4	The Company acknowledges that the Bookrunners & Mandated Lead Arrangers will be relying on the Information without carrying out any independent verification.

7.5	The Company also agrees to use reasonable best efforts to engage (and provide assistance with) the rating assessment services/rating evaluation services of Moody’s and S&P as soon as possible from the date of this letter and to obtain a rating (in the form of a press release or public ratings confirmation) from each of Moody’s and S&P in respect of its senior unsecured long-term indebtedness for borrowed money without credit enhancement (which shall take into account the Transaction including the then applicable Cash Acquisition Consideration (and the source of funding thereof assuming the Equity Bridge Financing is drawn in full in cash)) and in any event no later than the date on which the definitive facility agreement in respect of the Facility is signed; provided that, for the avoidance of doubt, the requirements of this paragraph 7.5, the obtaining of a rating nor the level of such rating shall not constitute a condition precedent to the commitments hereunder or the funding of the Facility on the Funding Date.

8.	Indemnity

8.1

(a)	Whether or not the Facility Documents are signed, the Company shall within three Business Days of demand indemnify and hold harmless each Indemnified Person against any cost, expense, claim, damages, charge, loss or liability (including without limitation legal fees) incurred by or awarded against that Indemnified Person in each case arising out of or in connection with any action, claim, investigation or proceeding commenced or threatened (including, without limitation, any action, claim, investigation or proceeding to preserve or enforce rights) (“Proceedings”) that may be brought or threatened by the Company, the Target Group or any of their respective affiliates or any other person or entity in relation to:

(i)	the Acquisition or the Transaction;

(ii)	any Commitment Document or any Facility Document; and/or

(iii)	the arranging of the Facility and the use of proceeds therefrom.

(b)	The Company will not be liable under paragraph (a) above to any Indemnified Person for any cost, expense, claim, damages, charge, loss or liability (including without limitation legal fees) incurred by or awarded against an Indemnified Person if that cost, expense, claim, damages, charge, loss or liability results directly from (i) any material breach by such Indemnified Person of any Commitment Document or any Facility Document, (ii) actions, suits, proceedings (including any investigations or inquiries) by an Indemnified Person against another Indemnified Person (other than actions, suits, proceedings (including any investigations or inquiries) involving (A) alleged conduct or omission by you or any of your affiliates or (B) against an arranger, bookrunner, other agent or administrative agent in its capacity as such), and (iii) from fraud, the gross negligence or wilful misconduct of such Indemnified Person, in the case of (i) and/or (iii), as determined by a final non-appealable judgement of a court of competent jurisdiction.

(c)	As soon as reasonably practicable after receipt by an Indemnified Person of notice of the commencement of any Proceedings, such Indemnified Person will, if a claim is to be made hereunder against the Company in respect thereof, notify the Company in writing of the commencement thereof (where legally permissible and permitted under internal policy to do so and without being under any obligation to so notify to the extent that it is not permissible in either case to do so); provided that the omission so to notify the Indemnifying Party will not relieve it from any liability that it may have hereunder except to the extent it has been materially prejudiced by such failure.

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(d)	For the purposes of this paragraph 8:

“Indemnified Person” means each Bookrunner & Mandated Lead Arranger, the Agent, each Lender, in each case, any of their respective Affiliates and each of their (or their respective Affiliates’) respective directors, officers, employees, agents, advisors and other representatives.

8.2	No Bookrunner & Mandated Lead Arranger shall have any duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any payment made or required to be made under paragraph 8.1.

8.3

(a)	The Company agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any of its Affiliates for or in connection with anything referred to in paragraph 8.1 above except, following the Company’s agreement to the Commitment Documents, for any direct damages incurred by the Company that results from any material breach by that Indemnified Person of any Commitment Document or any Facility Document which is in each case determined by a court of competent jurisdiction in a final, non-appealable judgment to have resulted directly from the fraud, gross negligence or wilful misconduct of that Indemnified Person.

(b)	Notwithstanding paragraph (a) above, no Indemnified Person shall be responsible or have any liability to the Company or any of its Affiliates or anyone else for special, indirect, consequential or punitive losses or damages. Notwithstanding any other provision of the Commitment Documents, no Indemnified Person shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct or actual damages resulting from the gross negligence or wilful misconduct of such Indemnified Person as determined by a final and nonappealable judgment of a court of competent jurisdiction.

(c)	The Company represents to the Bookrunners & Mandated Lead Arrangers that:

(i)	it has consulted its own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate and it is acting for its own account and it has made its own independent decisions to enter into the Transaction and as to whether the Transaction is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary;

(ii)	it is not relying on any communication (written or oral) from any Bookrunner & Mandated Lead Arranger as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction shall not be considered investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from any Bookrunner & Mandated Lead Arranger shall be deemed to be an assurance or guarantee as to the expected results of the Transaction;

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(iii)	it is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the risks of the Transaction; and

(iv)	no Bookrunner & Mandated Lead Arranger is acting as a fiduciary for or as an adviser to it in connection with the Transaction.

9.	No Front running

This paragraph 9 shall only apply to the extent the Bookrunners & Mandated Lead Arrangers and the Company agree to engage in a Syndication as set forth in paragraph 6 above. Each of the Bookrunners & Mandated Lead Arrangers agrees and acknowledges that:

(a)	it shall not, and shall procure that none of its Affiliates shall, engage in any Front Running;

(b)	if it or any of its Affiliates engages in any Front Running, the other Bookrunners & Mandated Lead Arrangers may suffer loss or damage and its position in future financings with the other Bookrunners & Mandated Lead Arrangers and the Company may be prejudiced;

(c)	if it or any of its Affiliates engages in any Front Running, the other Bookrunners & Mandated Lead Arrangers retain the right not to allocate to it a participation under the Facility;

(d)	it confirms that neither it nor any of its Affiliates has engaged in any Front Running.

Any arrangement, front-end or similar fee which may be payable to a Bookrunner & Mandated Lead Arranger in connection with the Facility is only payable on condition that neither it nor any of its Affiliates has breached the terms of this paragraph 9. This condition is in addition to any other conditions agreed between the Bookrunners & Mandated Lead Arrangers in relation to the entitlement of each Bookrunner & Mandated Lead Arranger to any such fee.

For the purposes of this paragraph 9:

a “Facility Interest” means a legal, beneficial or economic interest acquired or to be acquired expressly and specifically in or in relation to the Facility, whether as initial lender or by way of assignment, transfer, novation, sub-participation (whether disclosed, undisclosed, risk or funded) or any other similar method;

“Confidential Information” means all information relating to the Company, any Obligor, the Group, the Target Group, the Facility Documents and/or the Facility which is provided to a Bookrunner & Mandated Lead Arranger (the “Receiving Party” in relation to the Facility Documents or Facility by the Company, the Group or any of its affiliates or advisers (the “Providing Party”), in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(a)	is or becomes public information other than as a direct or indirect result of any breach by the Receiving Party of a confidentiality agreement to which that Receiving Party is party; or

(b)	is identified in writing at the time of delivery as non-confidential by the Providing Party; or

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(c)	is known by the Receiving Party before the date the information is disclosed to the Receiving Party by the Providing Party or is lawfully obtained by the Receiving Party after that date, from a source which is, as far as the Receiving Party is aware, unconnected with the Group and which, in either case, as far as the Receiving Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

“Front Running” means undertaking any of the following activities prior to the Free to Trade Time which is intended to or is reasonably likely to encourage any person to take a Facility Interest except as a Syndication Lender:

(a)	communication with any person or the disclosure of any information to any person in relation to a Facility Interest;

(b)	making a price (whether firm or indicative) with a view to buying or selling a Facility Interest; or

(c)	entering into (or agreeing to enter into) any agreement, option or other arrangement, whether legally binding or not, giving rise to the assumption of any risk or participation in any exposure in relation to a Facility Interest, excluding where any of the foregoing is:

(i)	made to or entered into with an Affiliate; or

(ii)	an act of a Bookrunner & Mandated Lead Arranger (or its Affiliate) who is operating on the public side of an information barrier unless such person is acting on the instructions of a person who has received Confidential Information and is aware of the proposed Facility.

This paragraph 9 is for the benefit of the Bookrunners & Mandated Lead Arrangers only.

10.	Confidentiality

10.1	The parties to this letter acknowledge that the Commitment Documents and all Confidential Information are confidential and each party to this letter shall not, and shall ensure that none of its Affiliates shall, without the prior written consent of each of the other parties to this letter, disclose the Commitment Documents or any Confidential Information or their contents to any other person except:

(a)	as required by law or by any applicable governmental or other regulatory or self-regulatory authority or by any applicable stock exchange (and to the extent the Company is so required to so disclose it shall, to the extent permitted by applicable law or regulation, inform the Bookrunners & Mandated Lead Arrangers promptly and as soon as practicable after being required to do so) (it being understood that the Company may disclose the Commitment Letter or the contents thereof and may disclose the existence of the Fee Letters (but not the Fee Letters themselves or the terms thereof (other than as part of the aggregate debt issuance costs)) in any documents relating to the offering of securities to finance the Acquisition);

(b)	to its Affiliates and its and their respective officers, employees, directors, agents or professional advisers for the purposes of assisting with respect to the Facility who have been made aware of and are directed to comply with or agree to be bound by the obligations under this paragraph or are in any event subject to confidentiality obligations as a matter of law, policy or professional practice;

12

(c)	that the Company may make the Commitment Documents available to senior management of the Seller and the Target Group (with customary and appropriate redaction in the case of the Fee Letters) and their professional advisers in connection with the Acquisition and any party hereto may make the Commitment Documents available to any person who may join as an arranger, bookrunner or underwriter of the Facility, provided that they have been made aware of, and agree to be bound by, the obligations under this paragraph or are in any event subject to confidentiality obligations as a matter of law, policy or professional practice;

(d)	in the case of the Commitment Letter only, to rating agencies who have been made aware of, and agree to be bound by, the obligations under this paragraph or are in any event subject to confidentiality obligations as a matter of law or professional practice;

(e)	in the case of the Bookrunners & Mandated Lead Arrangers and their respective Affiliates, to potential lenders, assignees, participants and swap and derivative and other counterparties and other similar persons and related advisors who have been made aware of, and agree to be bound by (which may be orally or pursuant to customary syndication practice) the obligations under this paragraph (or language substantially similar thereto) or are in any event subject to confidentiality obligations as a matter of law, policy or professional practice; and

(f)	in the case of the Bookrunners & Mandated Lead Arrangers and their respective Affiliates, for purposes of establishing a “due diligence” defense.

10.2	For the purposes of this paragraph 10, “Confidential Information” shall have the meaning given in paragraph 9, but shall also include all information relating to the Commitment Documents, the Facility Documents and/or the Facility which is provided to the Company in relation to the Commitment Documents, the Facility Documents or the Facility by a Bookrunner & Mandated Lead Arranger or any of its Affiliates or advisers.

10.3	Notwithstanding any other provision in the Commitment Documents, none of the Bookrunners & Mandated Lead Arrangers, the Company or such members of the Group will be limited from disclosing the U.S. tax treatment or U.S. tax structure of the Facility.

11.	Publicity/Announcements

11.1	All publicity in connection with the Facility shall be managed by the Bookrunners & Mandated Lead Arrangers and the Company.

11.2	Subject to paragraph 10, no announcements regarding the Facility or any roles as arranger, bookrunner, lender or agent shall be made without the prior written consent of the Company and each of the Bookrunners & Mandated Lead Arrangers.

12.	Conflicts

12.1	The Company and each Bookrunner & Mandated Lead Arranger acknowledge that the Bookrunners & Mandated Lead Arrangers or their Affiliates may provide debt financing, equity capital or other services to other persons with whom the Company or its Affiliates may have conflicting interests, whether in respect of the Transaction, in this or other transactions or otherwise.

12.2	The Company and each Bookrunner & Mandated Lead Arranger acknowledge that the Bookrunners & Mandated Lead Arrangers or their Affiliates may act in more than one capacity in relation to the Transaction and may have conflicting interests in respect of such different capacities.

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12.3	The Bookrunners & Mandated Lead Arrangers shall not use Confidential Information obtained from the Company or its Affiliates for the purposes of the Facility in connection with providing services to other persons or furnish such information to such other persons.

12.4	The Company acknowledges that the Bookrunners & Mandated Lead Arrangers have no obligation to use any information obtained from another source for the purposes of the Facility or to furnish such information to the Company or its Affiliates.

12.5	The Company acknowledges that the Bookrunners & Mandated Lead Arrangers and the Agent are acting solely as agent, lender, bookrunner or arranger, as applicable, in connection with the Transaction and that they are acting pursuant to a contractual relationship created by this letter between the Company and its Affiliates, on the one hand, and each Bookrunner & Mandated Lead Arranger, on the other hand, that was entered into on an arm’s length basis. The Company acknowledges that (i) each Bookrunner & Mandated Lead Arranger has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as a fiduciary for you, any of your Affiliates or any other person or entity and (ii) no Bookrunner & Mandated Lead Arranger has any obligation to you or your Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and the Company acknowledges that each Bookrunner & Mandated Lead Arranger and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from the Company’s and those of its Affiliates, and no Bookrunner & Mandated Lead Arranger has any obligation to disclose any of such interests to the Company or its Affiliates. To the fullest extent permitted by law, the Company hereby waives and releases any claims that it may have against each Bookrunner & Mandated Lead Arranger with respect to any breach or alleged breach of fiduciary duty in connection with the financings contemplated by this letter.

13.	Assignments

The Company shall not assign any of its rights or transfer any of its rights or obligations under the Commitment Documents without the prior written consent of each of the Bookrunners & Mandated Lead Arrangers.

14.	Termination

14.1	If the Company does not accept the offer made by each of the Bookrunners & Mandated Lead Arrangers in this letter by countersigning this letter before 11:59 p.m. (London time) on the date falling two Business Days after and excluding the date of this letter or such later date as each of the Bookrunners & Mandated Lead Arrangers may agree to in writing (the “Longstop Date”), such offer shall terminate upon the occurrence of the Longstop Date.

14.2	Following acceptance of the offer made by each of the Bookrunners & Mandated Lead Arrangers in this letter in accordance with paragraph 14.1 above, the Bookrunners & Mandated Lead Arrangers’ obligations under this letter will terminate on the earlier of:

(a)	the signing of the Facility Documents (the date of the signing thereof, the “Facility Signing Date”);

(b)	the Outside Date (as defined in the Acquisition Agreement as in effect on the date hereof) as it may be extended as contemplated by (and in accordance with) Section 11.1(b) of the Acquisition Agreement (as in effect on the date hereof); and

(c)	the date of termination of the Acquisition Agreement pursuant to the terms thereof when publicly disclosed by you (x) pursuant to a public filing with the SEC or (y) in an official press release issued by you.

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15.	Survival

15.1	Except for paragraphs 2 (Conditions) and 14 (Termination) the terms of the Commitment Documents shall survive and continue after the Facility Documents are signed; provided that the confidentiality obligations of the Bookrunners & Mandated Lead Arrangers contained herein shall terminate upon the earlier of (i) the Facility Signing Date (in which case such provisions shall be superseded by the confidentiality provisions thereunder) and (ii) the date that is two years from the date hereof.

15.2	Without prejudice to paragraph 15.1, paragraphs 4 (Fees, Costs and Expenses), 5 (Payments), 8 (Indemnity), 10 (Confidentiality), 11 (Publicity/Announcements), 12 (Conflicts) and 14 (Termination) to 20 (Governing Law and Jurisdiction) inclusive shall survive and continue after any termination of the obligations of any Bookrunner & Mandated Lead Arranger under the Commitment Documents; provided that the confidentiality obligations of the Bookrunners & Mandated Lead Arrangers contained herein shall terminate upon the earlier of (i) the Facility Signing Date (in which case such provisions shall be superseded by the confidentiality provisions thereunder) and (ii) the date that is two years from the date hereof.

16.	Entire Agreement

16.1	The Commitment Documents set out the entire agreement between the Company and the Bookrunners & Mandated Lead Arrangers as to arranging and managing the Syndication of the Facility and supersede any prior oral and/or written understandings or arrangements relating to the Facility.

16.2	Any provision of a Commitment Document may only be amended or waived in writing signed by the Company and each of the Bookrunners & Mandated Lead Arrangers.

17.	Patriot Act

The Bookrunners & Mandated Lead Arrangers hereby notify the Company that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”) and any other applicable anti-money laundering requirements, the Bookrunners & Mandated Lead Arrangers, the Agent and Lenders under the Facility (and their respective Affiliates) may be required to obtain, verify and record information that identifies the Obligors and other related entities, which information includes the name, address and tax identification number and other information regarding them that will allow the Bookrunners & Mandated Lead Arrangers, the Agent and Lenders under the Facility (and their respective Affiliates) to identify them in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to the Bookrunners & Mandated Lead Arrangers, the Agent and Lenders under the Facility (and their respective Affiliates).

18.	Severability

If a term of a Commitment Document is or becomes illegal, invalid or unenforceable in any jurisdiction, that will not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other term of the Commitment Documents; or

(b)	the legality, validity or enforceability in other jurisdictions of that or any other term of the Commitment Documents.

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19.	Counterparts

This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter all those counterparts taken together shall be deemed to constitute one and the same agreement. Delivery of an executed counterpart of this letter by facsimile or other electronic transmission shall be as effective as delivery of a manually executed counterpart hereof.

20.	Governing Law and Jurisdiction and Enforceability

20.1	This letter and the other Commitment Documents shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction will be required thereby.

20.2	Any right to trial by jury with respect to any claim or action arising out of or relating to this letter or the other Commitment Documents is hereby waived by each of the parties hereto. The Company hereby submits to the non-exclusive jurisdiction of the federal and New York State courts located in The City of New York, Borough of Manhattan (and appellate courts thereof) in connection with any dispute related to this letter or any other Commitment Documents or any of the matters contemplated hereby or thereby. The Company hereby irrevocably designates, appoints and empowers TEVA PHARMACEUTICALS USA, INC., a Delaware corporation, the principal office of which is at 1090 Horsham Road North Wales, Pennsylvania 19454 (the “Process Agent”), in the case of any suit, action or proceeding brought in the United States as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any kind and all legal process, summons, notices and documents that may be served in any action or proceeding arising out of or in connection with this letter or any other Commitment Documents. Such service may be made by mailing or delivering a copy of such process to the Company in care of the Process Agent, and the Company hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf. Furthermore, the Company agrees that service of any process, summons, notice or document by registered mail addressed to the Company shall also be effective service of process against the Company for any suit, action or proceeding relating to any such dispute. The Company irrevocably and unconditionally waives any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject by suit upon judgment.

20.3	If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or under any of the Commitment Documents in dollars into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures, the Bookrunners & Mandated Lead Arrangers (or the Agent, in the case of the Agency Fee Letter) could purchase (and remit in New York City) dollars with such other currency on the Business Day preceding that on which final judgment is given. The Company’s obligation in respect of any sum due hereunder or under any other Commitment Document shall, notwithstanding any judgment in a currency other than dollars, be discharged only to the extent that on the Business Day following its receipt of any sum adjudged to be so due in such other currency, the Bookrunners & Mandated Lead Arrangers (or the Agent, in the case of the Agency Fee Letter) may, in accordance with normal banking procedures, purchase (and remit in New York City) dollars with such other currency; if the dollars so purchased and remitted are less than the sum originally due to the Bookrunners & Mandated Lead Arrangers (or the Agent, in the case of the Agency Fee Letter) or any Indemnified Person in dollars, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the relevant payee against such loss, and if the dollars so purchased exceed the sum originally due in dollars, such excess shall be remitted to the Company.

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20.4	Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein (except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer or conveyance, reorganisation, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles), including the good faith negotiation of definitive documentation by the parties hereto in a manner consistent with this Commitment Letter, it being understood for the avoidance of doubt that the funding of the Facility is subject to the conditions precedent set forth in paragraph 2 above.

[The remainder of this page intentionally left blank]

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If you agree to the above, please acknowledge your agreement and acceptance of the offer by signing and returning to us the enclosed copy of this letter countersigned by you.

Yours faithfully,

(Signature Page to Commitment Letter (Equity Bridge))

Bank of America Merrill Lynch International Limited

/s/ David Pepper
Name: David Pepper
Title: Managing Director

(Signature Page to Commitment Letter (Equity Bridge))

Bank of America N.A., London Branch

/s/ David Pepper
Name: David Pepper
Title: Managing Director

(Signature Page to Commitment Letter (Equity Bridge))

Barclays Bank PLC

/s/ Keith Hatton
Name: Keith Hatton
Title: Managing Director

(Signature Page to Commitment Letter (Equity Bridge))

BNP Paribas

/s/ Bruno Tassart
Name: Bruno Tassart
Title: Head of Financing Solutions ENEA

/s/ Renaud-Franck Falce
Name: Renaud-Franck Falce
Title: Head of Corporate Debt Platform ENEA

(Signature Page to Commitment Letter (Equity Bridge))

Citibank, N.A., London Branch

/s/ Caryn Bell
Name: Caryn Bell
Title: Director

(Signature Page to Commitment Letter (Equity Bridge))

Credit Suisse AG, Cayman Islands Branch

/s/ Christopher Day
Name: Christopher Day
Title: Authorized Signatory

/s/ Karim Rahimtoola
Name: Karim Rahimtoola
Title: Authorized Signatory

(Signature Page to Commitment Letter (Equity Bridge))

Credit Suisse Securities (USA) LLC

/s/ Philippe Jacob
Name: Philippe Jacob
Title: Managing Director

(Signature Page to Commitment Letter (Equity Bridge))

HSBC Bank plc

/s/ James Norsburon
Name: James Norsburon
Title: Managing Director

(Signature Page to Commitment Letter (Equity Bridge))

Morgan Stanley Senior Funding, Inc.

/s/ Anish Shah
Name: Anish Shah
Title: Authorized Signatory

(Signature Page to Commitment Letter (Equity Bridge))

Mizuho Bank, Ltd.

/s/ Robert Pettitt
Name: Robert Pettitt
Title: Deputy General Manager

(Signature Page to Commitment Letter (Equity Bridge))

Royal Bank of Canada

/s/ James S. Wolfe
Name: James S. Wolfe
Title: Managing Director
Head of Global Leveraged Finance

(Signature Page to Commitment Letter (Equity Bridge))

Sumitomo Mitsui Banking Corporation

/s/ Hiroyuki Muraoka
Name: Hiroyuki Muraoka
Title: General Manager

/s/ Nobuyuki Sato
Name: Nobuyuki Sato
Title: Joint General Manager

(Signature Page to Commitment Letter (Equity Bridge))

We acknowledge and agree to the above:

Teva Pharmaceutical Industries Limited

/s/ Eyal Desheh
By: Eyal Desheh

Title: Group Executive Vice President and Chief Financial Officer

/s/ Eran Ezra
By: Eran Ezra

Title: Senior Vice President, Head of Global Treasury, Risk Management and Insurance

(Signature Page to Commitment Letter (Equity Bridge))

APPENDIX A

PROJECT ARGENTUM

TERM SHEET

USD 6,750,000,000 EQUITY BRIDGE LOAN CREDIT FACILITY

The provision of the Facility is subject to the terms and conditions of the Commitment Letter and documentation consistent with the Documentation Principles.

PARTIES

Company:	Teva Pharmaceutical Industries Limited.

Borrower(s):	One or more wholly-owned direct or indirect subsidiaries of the Company organized under the laws of The Netherlands, Curaçao (subject to satisfactory confirmation by each of the Bookrunners & Mandated Lead Arrangers, acting reasonably, that there are no domiciliary or other tax implications and no lending licensure or other regulatory, civil liability or criminal implications imposed on lenders lending to a Borrower organized under the laws of or resident in such jurisdiction), England, the United States or such other jurisdiction acceptable to all the Lenders (acting reasonably). The obligations of the Borrowers under the Facility shall be joint and several.

Guarantor:	The Company.

Lenders:	As of the Facility Signing Date, as selected by the Bookrunners & Mandated Lead Arrangers in accordance with paragraph 6.1 of the Commitment Letter, and thereafter, Lenders thereunder in accordance with the provisions described below under “Assignment and Transfers by Lenders”.

Agent:	To be agreed.

Obligors:	The Borrowers and the Guarantor.

Group:	The Company and all its Subsidiaries taken as a whole.

EQUITY BRIDGE LOAN FACILITY (the “Facility”)

Facility:	Equity Bridge Loan Facility which may be utilised by way of the drawing of a loan in U.S. Dollars.

Principal Amount:	USD 6,750,000,000.

Maturity Date and Termination Date:	The maturity date shall be the date that is the earlier of (a) twelve months from the Closing Date and (b) 24 months from the Commitment Letter Signing Date (the “Maturity Date”).

Purpose:	Acquisition financing in respect of a portion of the cash consideration for the Acquisition, refinance certain indebtedness of the Target Group to the extent the Cash Consideration (as defined in the Acquisition Agreement) is reduced by such amount or such amount is not material (the “Refinancing”) and pay certain fees and expenses related to the Acquisition and the Refinancing.

Availability Period:

The Facility shall be utilised in a single drawing on the Closing Date. Any commitments under the Facility not utilised on the Closing Date will be cancelled.

The Facility will be available until the earliest of (i) the Closing Date (but with the ability to draw on the Closing Date), (ii) 12 months from the Facility Signing Date, (iii) 15 months from the Commitment Letter Signing Date (or, if the Marketing Period (as defined in the Acquisition Agreement as in effect on the date hereof) has commenced prior thereto, the end of the Marketing Period if after such 15 months) or (iv) any termination of the Acquisition Agreement in accordance with its terms.

Amounts borrowed under the Facility that are repaid or prepaid may not be reborrowed.

Number of Utilisations:	A single drawing on the Closing Date.

Voluntary Prepayment:	The loan under the Facility (the “Loan” and which shall include any portion thereof) may be prepaid in whole or in part on three Business Days’ prior notice (but, if in part, by a minimum amount to be agreed). Any prepayment shall be made with accrued interest on the amount prepaid and, subject to breakage costs (excluding loss of anticipated profits), without premium or penalty.

Amortization:	Bullet repayment on the Maturity Date.

Mandatory Prepayments/Commitment Reduction:

The outstanding Loan (and undrawn commitments) will be mandatorily prepaid (or reduced in the case of undrawn commitments) at par plus accrued and unpaid interest with 100% of the net cash proceeds of

(a) any debt securities or loan transaction issued or borrowed by the Company or any of its subsidiaries (but only after the repayment or cancellation in full of the Bridge Loan Financing), (b) any equity, equity-linked or similar securities transaction issued by the Company or any of its subsidiaries and/or (c) asset sales by the Company or any of its subsidiaries (but only after the repayment or cancellation in full of the Bridge Loan Financing);

provided that no such mandatory prepayment/commitment reduction will be required

(x) in the case of debt, with respect to or out of proceeds that are used to reduce the commitment under the Bridge Loan Commitment Letter or prepay the Bridge Loan Financing or are from

(i) working capital and other ordinary course debt facilities in each case raised in the loan markets for up to USD 2 billion (or the equivalent) in the aggregate when taken together (but not for purposes of funding the Transaction),

(ii) any debt securities raised to finance the Transaction in lieu of all or a portion of the Facility (to the extent it reduces commitments or outstanding loans under the Facility in an equivalent amount),

(iii) amounts drawn under the USD 3 billion Senior Unsecured Revolving Credit Agreement among et al the Company and Citibank N.A., as administrative agent, dated December 18, 2012 (as amended from time to time (other than with respect to an increase of commitments thereunder)),

(iv) debt financing used to refinance existing indebtedness of any member of the Group (as it exists on the date hereof) (subject to customary “permitted refinancing indebtedness” provisions),

(v) up to an aggregate of USD 2.5 billion (or the equivalent) of debt financing used to finance acquisitions (other than the Acquisition) and pay related fees and expenses (provided that (a) prior to the incurrence of such additional debt financing, the Company shall have delivered evidence in reasonable detail to the Agent that its Rating (as defined below) after giving effect to the incurrence of such debt, the consummation of the related acquisition(s) and the consummation of the Transaction, shall be no less than BBB- from Moody’s and Baa3 from S&P, in each case regardless of outlook; and (b) such additional debt financing does not mature or require any repayment of principal prior to the Termination Date and the mandatory repayment provisions and all other terms thereof are no more favourable to the lenders thereunder than those contained in the Facility and provides that the Facility is to be repaid on a priority basis ahead of such other financing including in connection with mandatory prepayment in respect of debt or equity issuances and/or asset sale proceeds),

(vi) up to USD 27 billion of amounts outstanding under the Bridge Loan Financing,

(vii) hedging, intercompany loans and/or commercial paper financings, and

(y) in the case of equity, equity-linked or similar securities, with respect to or out of proceeds from:

(i) equity, equity-linked or similar securities of the Company (in each case not requiring any mandatory prepayment or payment prior to the Termination Date) the net cash proceeds of which are used to finance all or a portion of the cash consideration paid in the Transaction (the “Cash Acquisition Consideration”) in lieu of the Facility and with a resulting commitment reduction thereunder or to fund any non-cash portions of the Acquisition price pursuant to the terms of the Acquisition Agreement,

(ii) [Reserved], and/or

(iii) other customary exceptions for customary equity compensation plan issuances, conversion of options and other convertible securities and directors qualifying shares, and

(z) in the case of asset sales by the Company or any of its subsidiaries, with respect to or out of proceeds from

(i) after the repayment or cancellation in full of the Bridge Loan Financing, asset sales with consideration or fair market value not in excess of USD 500,000,000 (or the foreign equivalent thereof) (for any sale or series of related sales), provided that to the extent in excess of such USD 500,000,000 subject to reinvestment rights within 360 days of such asset sale (provided that no such reinvestment right shall be applicable in the case of a sale of assets (whether of Parent or its subsidiaries or any member of the Target Group) in connection with an order or request from or in agreement with or to satisfy the requirements or conditions of any antitrust or similar regulator or authority in connection with the Acquisition; and

(ii) the sale of inventory in the ordinary course of business.

For the avoidance of doubt, the proceeds of any equity, equity-linked or similar securities shall, unless subject to an exception above, be used to repay the outstanding Loan.

PRICING

Agency Fee:	Payable in accordance with the Agency Fee Letter.

Commitment Fee:	A Commitment Fee shall be payable in the amounts set forth in the table below in respect of uncancelled commitments under the Commitment Letter, or, if signed, unused and uncancelled amount of the Facility for the Availability Period. Accrued commitment fee is payable quarterly in arrears during the Availability Period, on the last day of the Availability Period and on the cancelled amount of the Facility at the time such cancellation is effective under the Commitment Letter or the Facility, as applicable, and shall be payable regardless of whether the Facility Documents are signed or the Loan is drawn or borrowed under the Facility.

Period in respect of number of days from
earlier of (a) the date the definitive
documentation in respect of a facility is signed
in respect of the Acquisition (regardless of
whether the Bookrunners & Mandated Lead
Arrangers are party thereto (such facility, an
“Acquisition Facility”) and (b) the date that is
six months after the Commitment Letter
	Signing Date	Commitment Fee, as basis points per annum
	0-45 days	0 bps

	46-90 days	7.5 bps

	91-120 days	9.0 bps

	121 days through the end of the Availability Period	10.5 bps

Margin:	Period in respect of number of months from funding of the Loan under the Agreement (as defined below)	Ratings based Margin, as basis points per annum over LIBOR
		BBB+/Baa1 or better	BBB/ Baa2	BBB-/ Baa3	BB+/Ba1 or lower

	0-3 months	30 bps	40 bps	60 bps	120 bps

	4-6 months	45 bps	55 bps	75 bps	170 bps

	7-9 months	60 bps	70 bps	90 bps	220 bps

	10-12 months	75 bps	85 bps	105 bps	270 bps

“Rating” refers to the credit rating of the Company in respect of its senior unsecured long-term indebtedness for borrowed money from S&P and Moody’s. In case of a split Rating where at least one Rating is BBB-/Baa3 or below, the average of the two applicable rates will apply, otherwise the higher Rating shall prevail.

Interest Periods for LIBOR Loan:	One, two, three or six months or any other period agreed between the Borrower (or the Company) and the Lenders (in relation to the Loan).

Interest on the Loan:	LIBOR (set by reference rate to be agreed) plus a Margin. If LIBOR is below zero, LIBOR shall be deemed to be zero. Customary LIBOR source and interpolation provisions to be included.

Payment of Interest on the Loan:	Interest is payable on the last day of each Interest Period (and, in the case of Interest Periods of longer than six months, on the dates falling at six-monthly intervals after the first day of the Interest Period).

OTHER TERMS

Documentation:	Without prejudice to any provision in this Term Sheet or the Commitment Letter, the Facility will be made available under a credit agreement (the “Agreement” or the “Facility Documentation”) that is based on current New York market practice for investment grade credits comparable to the Company and, for the avoidance of doubt, not based on or derived from any Loan Market Association form and based on the Term Loan Agreement between et al the Company and Citibank N.A., as administrative agent dated January 8, 2014 (except to the extent set forth in this Term Sheet), provided that changes to the defaulting lender provisions, yank-a-bank and sanctions and compliance provisions shall be made to reflect current market practice and to reflect practices of the Agent. The principles set forth in this paragraph are collectively called the “Documentation Principles”.

Prepayment and Cancellation:

Illegality

In case of illegality, a Lender may cancel its Commitment and/or require prepayment of its share of the Loan (subject to mitigation provisions), provided that to the extent such illegality relates to an illegality of the making, maintaining or keeping of a LIBOR Loan, in the case of US dollar denominated LIBOR Loan, such Loan shall be converted to a Reference Bank Rate loan (as per the Documentation Principles) if possible.

Change of Control

If a “Change of Control” (as defined below under “Certain Definitions”) occurs subject to the Documentation Principles:

(a)    a Lender shall not be obligated to fund a Borrowing/Utilization Request and

(b)    a Lender may, by not less than 30 days’ notice, cancel its Commitment and require repayment of all of its share of the outstanding Loan.

Voluntary Cancellation

The applicable Borrower may, on not less than three Business Days’ prior notice, cancel the whole or any part (in minimum amounts to be agreed) of the Facility, provided that any such cancellation or reduction of commitments of Lenders is made on a pro rata basis.

Representations:	Subject to the Documentation Principles, the Facility Documentation will contain only the following representations, which will be made on the Closing Date:

(a) Organization; Powers;

(b) Authorization; Enforceability; Admissibility in Evidence;

(c) Approvals; No Conflicts;

(d) Accuracy of Financial Statements and Absence of Default; (e) Absence of Material Adverse Effect (on and as of the Closing Date);

(f) Absence of material Litigation (on and as of the Closing Date);

(g) Environmental Matters;

(h) Disclosure;

(i) Solvency;

(j) ERISA;

(k) Investment Company Status;

(l) Federal Reserve margin regulations;

(m) Properties;

(n) Compliance with Laws;

(o) Regulatory compliance (including anti-bribery, anti-corruption, anti-terrorism, anti-money laundering and sanctions etc.); (p) Payment of Taxes;

(q) Insurance;

(r) Pari Passu Ranking;

(s) Permits; and

(t) No Filing or Stamp Taxes

Affirmative Covenants	Subject to the Documentation Principles, the Facility Documentation shall contain only the following covenants, each of which shall apply throughout the life of the Agreements:

(a)    Financial Statements and other information (consistent with the Documentation Principles), including without limitation (i) within 90 days after the end of each fiscal year end to deliver consolidated audited financial statements, (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year to deliver consolidated unaudited quarterly and year to date financial statements, (iii) “no default” certificates from a Financial Officer to be delivered with each such set for consolidated financial statement, (iv) any information delivered to shareholders of the Company, (v) other information reasonably requested by the Agent or any Lender and (vi) notices of certain material events;

(b) Existence and Conduct of Business;

(c) Payment of Taxes;

(d) Maintenance of Property;

(e) Books and Records; Inspection Rights;

(f) Compliance with Laws;

(g) Regulatory compliance (including anti-bribery, anti-corruption, anti-terrorism, anti-money laundering and sanctions etc.); (h) Use of Proceeds;

(h) Environmental Compliance; and

(i) Maintaining public Ratings from each of S&P and Moody’s (but not a specific minimum level).

On the introduction of or any change in law, a change in the status of an Obligor, a change in ownership in an Obligor or a proposed assignment or transfer by a Lender, each Obligor shall promptly upon the request of the Agent or any Lender supply such documentation and other evidence as is reasonably requested by the Agent (for itself and on behalf of any Lender) or any Lender (or prospective new Lender) in order for the Agent or such Lender (or prospective new Lender) to carry out and be satisfied with the results of all necessary “know your customer” or other checks in relation to the transactions contemplated in the Facility Documents.

The Company may satisfy its obligations to deliver information to those Lenders who agree by posting such information onto an electronic website.

Financial Covenants:	Leverage and Interest Cover Ratio to be maintained in accordance with the below requirements.

Leverage: The ratio of Net Debt to EBITDA for each four-quarter Test Period ending with each full fiscal quarter after the drawing of the Facility referred to below shall not exceed the amount set forth opposite such period:

Four-quarter Test Period ending with the quarters below (Q1 being the first full fiscal quarter after the drawing under the Facility occurs)	Leverage Ratio
Q1	5.25x
Q2	5.25x
Q3	5.00x
Q4	5.00x

Interest Cover Ratio: EBITDA to Net Interest must be equal to or greater than 3.5 to 1 for each Test Period.

“Test Period” in effect at any time shall mean a period of four consecutive financial quarters of the Company ended on or prior to such time (taken as one accounting period) in respect of which quarterly or annual financial statements are required to be delivered pursuant to the information covenant (without giving effect to any grace periods applicable thereto).

Negative Covenants:	Subject to the Documentation Principles, the Facility Documentation shall contain only the following negative covenants, which negative covenants shall apply throughout the life of the Agreement:

(a)    Fundamental Changes/Mergers/Dispositions (with exceptions including without limitation for (v) the Transaction, (w) sales in the aggregate not to exceed 15% of the total consolidated assets per fiscal year, (x) sales of inventory in the ordinary course, (y) sales in connection with qualified securitization transactions not to exceed USD 2,500,000,000) and (z) shares of Mylan B.V. or its successors held by any member of the Group as of the date of the Commitment Letter and any other shares issued thereon;

(b) Fiscal Year and Accounting; and

(c) Negative Pledge (including a general negative pledge basket providing for liens securing aggregate amount of obligations not to exceed USD 2,000,000,000 in the aggregate).

Events of Default:	Subject to the Documentation Principles (except as otherwise set forth below), the Events of Default in the Agreement will be limited to the following:

(a) Non-payment of any principal of the Loan;

(b) Non-payment of any interest on the Loan or other fee or amount payable unless payment is made within 5 days of its due date;

(c) Material misrepresentation;

(d) Failure to comply with negative or financial covenants or with the covenant as to maintenance of due existence of Obligors;

(e) Failure to comply with any other obligations subject to a remedy period of 30 days after notice from the administrative agent under the Facility Documentation;

(f) Cross event of default to other material debt by any Obligor or any Material Subsidiary, subject to a minimum amount of USD 200,000,000;

(g) Bankruptcy or insolvency events at any Obligor or Material Subsidiary;

(h)    A final uninsured judgement default equal to or greater than USD 200,000,000 in respect of any Obligor or Material Subsidiary that remains unpaid and undischarged, or with respect to which a stay of execution is not obtained, for more than 30 days;

(i) The occurrence of any ERISA Events in excess of USD 200,000,000; and

(j) (1) Invalidity or unlawfulness or (2) repudiation by any Obligor.

Required Lenders:	Any provision of the definitive documentation may be amended, waived or modified by an agreement entered into by the Obligors and Lenders holding at least a majority of the total Loan and Commitments under the Facility (the “Required Lenders”), except that no such majority amendment shall (i) increase or extend the Commitment of any Lender without the written consent of such Lender, (ii) reduce the principal amount of the Loan or reduce the rate of interest thereon, or reduce any fees payable under the definitive documentation without the written consent of each affected Lender, (iii) postpone the scheduled date of payment of the principal amount of the Loan, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each affected Lender, (iv) alter the pro rata sharing of payments provisions without the prior written consent of each affected Lender, (it being understood that, in the case of a yanked-Lender in relation to the “Creditworthy Condition” referred to in Miscellaneous Provisions below, the Required Lenders may consent in writing (which consent, if given, shall be without the payment of a consent fee (it being understood that no Lender is obligated to grant such consent)) to the prepayment of the Loan at par plus accrued and unpaid interest or cancellation of Commitments of certain other Lenders (which may include the replacement of such Lender with one or more new replacement Lender(s), should the Borrower find such replacement Lender(s)) (provided that such Lenders whose Commitments are cancelled or whose Loan is prepaid are not included in the Required Lenders so consenting to such prepayment or cancellation)), or (v) change any of the provisions of the Required Lenders section or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender, or (vi) amend the substantive provisions of the increased cost or illegality provisions without the written consent of Lenders holding 75% of the commitments and outstanding Loan under the Facility; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Agent without the prior written consent of the Agent.

Assignments and Transfers by Lenders:	Each Lender may assign all or, subject to minimum amounts to be agreed, a portion of its loan and commitments under the Facility to another bank or financial institution (including credit funds) provided that (x) such bank or financial institution (including a credit fund) has an international corporate family rating or a rating for its long term unsecured non credit enhanced debt obligations of BBB- or higher by S&P or Fitch Ratings Ltd or Baa3 or higher by Moody’s or a comparable rating from an internationally recognized credit rating agency (or in the case of a financial institution based in Israel, such financial institution qualifies as an “Investor” within the meaning of the first supplement to the Israeli Securities Law, 1968 and has at least USD 1,000,000,000 of assets under management) (the “Creditworthy Condition”), (y) such assignment is accompanied with an administrative fee to the Agent and (z) the Agent and the Company each consent to such assignment (in the case of the Company, such consent not to be unreasonably withheld or delayed and such consent shall be deemed to have been given if no express refusal is received within 5 Business Days); provided that (i) no consents shall be required for an assignment to an existing Lender or an affiliate of an existing Lender and (ii) no consent of the Company shall be required and no Creditworthy Condition shall apply during the continuance of a payment or bankruptcy Event of Default. In addition, each Lender may sell participations in all or a portion of its loan and commitments under the Facility; provided that no purchaser of a participation shall have the right to exercise or to cause the selling Lender to exercise voting rights in respect of the Facility subject to usual and customary exceptions.

In case there is a Borrower incorporated in the Netherlands, in order to comply with the Dutch Financial Supervision Act (Wet op het financieel toezicht), any assignment or transfer of amounts under the Facility shall include an outstanding portion of at least €100,000 (or its equivalent in other currencies) per Lender or such other amount as may be required from time to time by the Dutch Financial Supervision Act (or implementing legislation) or if less, the new Lender shall confirm in writing to the Borrower that it is not considered to be part of the “public” as referred to in article 4.1(1) of the Capital Requirements Regulation (EU/575/2013) or in any interpretation of that term from a competent authority.

A Lender may pledge or assign a security interest in all or a portion of its rights to repayment of the Loan to secure obligations of such Lender, including without limitation to a Federal Reserve Bank, the European Central Bank or any other central bank (provided that no such pledge or assignment shall release such Lender from any of its obligations under the Facility or substitute any such pledgee or assignee for such Lender under the Facility).

Conditions Precedent:	Substantially as set forth in Appendix B.

Miscellaneous Provisions:	The Agreement will contain provisions relating to, among other things, 2% default interest on defaulted payment, market disruption, breakage costs, yield protection, tax gross up and indemnities, increased costs, security over lenders’ rights, set-off and administration. The Facility Documentation will include usual and customary “yank a bank” provisions for non-consenting lenders or lenders requesting increased cost compensation or defaulting lenders or other lenders which cease to satisfy the “Creditworthy Condition” (which shall include a right by the Borrower to either replace such yanked-Lender with one or more replacement Lender(s) (should the Borrower find such replacement Lender(s)) or to repay all outstanding amounts owed to such yanked-Lender at par plus accrued and unpaid interest and terminate the Commitments in respect of such amounts) and defaulting lender provisions. For the avoidance of doubt, no consent fee shall be required in connection with the exercise of the “yank a bank” provisions (other than customary administrative fees to the Agent for assignments).

Costs and Expenses:	All documented costs and expenses (including but not limited to legal fees and expenses) reasonably incurred by the Bookrunners & Mandated Lead Arrangers and/or the Agent in connection with any amendment, waiver or modification (including proposed amendments, waivers or modifications) of the documentation contemplated hereby shall be paid by the Company promptly on demand. In addition, all out-of-pocket expenses (including but not limited to legal fees and expenses) of the Lenders and the Agent for workout proceedings, enforcement costs and documentary taxes associated with the Facility are to be paid by the Company promptly upon demand. The Obligors will indemnify the Lenders, the Bookrunners & Mandated Lead Arrangers and the Agent and their respective affiliates, and hold them harmless from and against all reasonable out-of-pocket costs, expenses (including but not limited to legal fees and expenses) and liabilities arising out of or relating to the transactions contemplated hereby and any actual or proposed use of the proceeds of the loan made under the Facility; provided, however, that no such person will be indemnified for costs, expenses or liabilities to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have been incurred solely by reason of the gross negligence or wilful misconduct of such person.

Governing Law:	New York law.

Jurisdiction:	State of New York.

Certain Definitions:

The following terms shall be defined in the Agreement as follows:

“Change of Control” shall be deemed to occur upon the occurrence of any one or more the following:

(a)    any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) shall become, or obtain rights (whether by means of warrants, options or otherwise) to become, the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of 35% or more of the voting power or economic interests of the Company,

(b)    during any period of 12 consecutive months, a majority of the members of the board of directors or other equivalent governing body of the Company ceases to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body, or

(c)    the Company shall cease to directly or indirectly beneficially own and control 100% of the equity interests in the Borrower.

“Material Adverse Effect” means any event or circumstance which:

(a)    is materially adverse to:

(i)     the business, operations or financial condition of the Group taken as a whole; or

(ii)    the ability of the Obligors to perform their financial obligations (this includes both payment obligations and compliance with financial covenants) under any Facility Document to which it is a party; or

(b)    affects the validity or the enforceability against any Obligor of any Facility Document.

“Material Subsidiary” means at any date, (a) any subsidiary of the Company that is a Borrower, (b) any subsidiary of the Company that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X (as in effect on the Commitment Letter Signing Date) promulgated by the United States Securities and Exchange Commission (provided that references therein to 10% shall for purposes hereof be 5%) as of the last day of the then most recently ended fiscal year, and (c) for the purpose of ascertaining whether an Event of Default has occurred only, any subsidiary which, when aggregated with all other subsidiaries that are not otherwise Material Subsidiaries and as to which any event described in the Events of Default clause has occurred and is continuing, would constitute a Material Subsidiary in accordance with the criteria in (b) above.

APPENDIX B

CONDITIONS

Funding Conditions

Conditions to the drawdown of the Facility (the date of satisfaction of such conditions, in each case, the “Funding Date”):

1.	Subject to the Documentation Principles, negotiation, execution and delivery of the Facility Documents consistent with the Documentation Principles, the Commitment Letter and the Term Sheet and in all other respects satisfactory to the Bookrunners & Mandated Lead Arrangers, the Agent, the Lenders and the Borrowers, in each case acting reasonably, with total aggregate commitments under the Facility of at least USD 6,750,000,000.

2.	The Agent (or its counsel) shall have received from each Obligor either (i) a counterpart of the Facility Documents signed on behalf of such party or (ii) written evidence satisfactory to the Agent (which may include fax or email pdf transmission of a signed signature page of this Agreement) that such party has signed a counterpart of such Facility Documents.

3.	The Agent shall have received written opinions (addressed to the Agent and the Lenders and dated the Funding Date) of (x) U.S. counsel to the Obligors, (y) Israeli counsel to Company and (z) counsel in any other jurisdiction required by the Lenders (acting reasonably), with respect to the Facility Documents, each in usual and customary form.

4.	The Agent shall have received such documents and certificates as the Agent may reasonably request relating to (i) the organization and existence of each Obligor, and (ii) the authorization of any relevant Transactions and any other legal matters relating to each Obligor, and the Facility Documents, all in usual and customary form.

5.	The Agent shall have received each promissory note requested by a Lender pursuant to the Facility Documents, each duly completed and executed by the Borrower.

6.	The Agent shall have received a certificate of the Secretary or Assistant Secretary of each Obligor certifying the names and true signatures of the officers of each Obligor authorized to sign the Facility Documents and the other documents to be delivered thereunder.

7.	The Agent shall have received a certificate, dated the Funding Date and signed by the Chief Financial Officer of the Company, confirming compliance with the Funding Conditions set forth below and satisfaction of the Conditions herein.

8.	The Bookrunners & Mandated Lead Arrangers and the Agent shall have received all fees and other amounts due and payable on or prior to the Funding Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Company under any Facility Document as of the Funding Date, in accordance with the Commitment Letter.

9.	The Bookrunners & Mandated Lead Arrangers and the Agent shall have received at least five business days prior to the signing of the Agreement documentation and information satisfactory to them, as required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S. Patriot Act and OFAC and other applicable sanctions regulations, in each case and where practicable, to the extent reasonably requested in writing at least 10 business days prior to the signing of the Agreement (provided that the Company shall have provided the Bookrunners & Mandated Lead Arrangers and the Agent the identity and jurisdiction of each Borrower at least 15 business days prior to such date).

10.	The Agent shall have received evidence of process agent appointment and acceptance thereof.

11.	The Company shall have executed and delivered the Fee Letters and paid all fees due and payable thereunder as of such date.

12.	(a)

The Acquisition shall be consummated substantially contemporaneously with the borrowing under the Facility in accordance with the Acquisition Agreement and the documents associated therewith after giving effect to any alterations, amendments, changes, supplements or waivers thereto other than any of the foregoing that are materially adverse to the Bookrunners & Mandated Lead Arrangers or the Lenders, in each case without the prior written consent of the Bookrunners & Mandated Lead Arrangers, not to be unreasonably withheld or delayed (provided that a reduction in purchase price in the aggregate Cash Acquisition Consideration of less than 10% below the amount contemplated by the Acquisition Agreement (as in effect on the date hereof) shall not be deemed to be materially adverse to the interests of the Bookrunners & Mandated Lead Arrangers or the Lenders and shall not require their consent if the commitments under the Facility are reduced by an amount equal to 100% of the amount of any such reduction).

(b)	The Acquisition shall be consummated substantially contemporaneously with the borrowing under the Facility in accordance with Section 10.1(b) of the Acquisition Agreement (as in effect on the date hereof) as it relates to approvals under the HSR Act and the antitrust laws of the European Union (each as defined therein) (with copies of any such approvals being delivered to the Agent).

(c)	Since July 26, 2015, no Effects (as defined in the Acquisition Agreement as in effect on the date hereof) have occurred which, individually or in the aggregate, have had (and have continued to have) or would reasonably be expected to have, a Seller Material Adverse Effect (as defined in the Acquisition Agreement as in effect on the date hereof).

13.	(a)	The Bookrunners & Mandated Lead Arrangers have received a reasonably detailed “sources and uses” table certified by the Chief Financial Officer of the Parent.

(b)	The Borrower shall have received the gross proceeds from the Bridge Loan Financing, debt financings or has other cash in lieu thereof in such amount.

14.	No “Change of Control” or “Illegality” event as described in the Term Sheet under Prepayment and Cancellation shall have occurred.

15.	The Lenders shall have received a certificate from the chief financial officer of the Company as to the solvency of the Company and Borrower as of the Funding Date in the form of Appendix C.

16.	One or more banking or investment banking institutions of national prominence acceptable to the Bookrunners & Mandated Lead Arrangers have been engaged with respect to take-out financings for the Facility on terms satisfactory to Bookrunners & Mandated Lead Arrangers.

17.	At least 10 consecutive business days (as defined in the Acquisition Agreement as in effect on the date hereof) prior to the Funding Date, Parent shall have an effective registration statement on Form F-1 or Form F-3 (or other appropriate form) under the Securities Act available for the issuance of equity, equity-linked or similar securities (the “Equity Securities”) and shall have (A) provided to the institutions engaged with respect to take-out financings for the Facility (the “Equity Investment Banks”) one or more preliminary prospectuses or preliminary prospectus supplements, as applicable, relating to the offering of the Equity Securities in a form customary for public offerings of similar equity securities registered pursuant to the Securities Act (including all financial statements and other information (including all audited financial statements, all unaudited financial statements (with respect to which Parent’s and Acquired Business’s independent accountants shall have performed a SAS 100 review) and all appropriate pro forma financial statements), in each case, required by, prepared in accordance with, or reconciled to, generally accepted accounting principles in the United States and prepared in accordance with Regulation S-X under the Securities Act), and such other data that the SEC requires in such a registered offering of the Equity Securities or that would be necessary for the Equity Investment Banks to receive customary comfort (including customary negative assurance comfort) from independent registered public accounting firms) that would be of the type that would be customary in a public offering of similar equity securities registered pursuant to the Securities Act by a foreign private issuer, and any applicable supplements to such offering documents, and at no time during such period shall the financial information in such Equity Securities offering document (the “Equity Securities Offering Document”) have become stale, (B) provided to the Equity Investment Banks drafts of customary comfort letters (including customary negative assurance comfort) by the independent registered public accounting firm of Parent and, consistent with its obligations under the Acquisition Agreement, the Acquired Business with respect to the financial information in the Equity Securities Offering Document, which such accountants are prepared to issue upon completion of customary procedures, each in form and substance customary for public offerings of similar equity securities registered pursuant to the Securities Act and (C) caused the senior management and other representatives of Parent and, in a manner consistent with the Acquisition Agreement, the Acquired Business, to provide customary information and attend meetings on reasonable notice (and not to interfere with respect to business operations) to the extent reasonably required in relation to preparation of the Equity Securities Offering Document provided that such information is requested and such meetings are to be held reasonably in advance of the commencement of such 10 consecutive business day period.

18.	The Existing Facilities shall have been amended in accordance with their terms to permit the Transaction. This condition does not apply to any lender that violates its obligations under paragraph 1.5 of the Commitment Letter, to the extent a party thereto.

In addition to each of the above conditions set forth under “Funding Conditions” being satisfied prior to the funding on the Funding Date, the following conditions shall be satisfied prior to (i) the making of the Borrowing Request and (ii) the Borrowing which shall be given giving pro forma effect to the Transaction (and the application of the proceeds):

(a)	No Specified Default shall have occurred and be continuing on such date nor will result from the making of the Loan (except to the extent relating to representations and warranties).

(b)	Each of the Specified Representations made by any Obligor set forth in the Agreement and the Merger Agreement Representations shall be true and correct in all material respects (and to the extent qualified by materiality, true and correct in all respects) on and as of the date of the Loan with the same effect as though made on and as of such date.

(c)	The Borrower shall have delivered a Borrowing Request in accordance with the Agreement. Each Borrowing Request shall be deemed to constitute a confirmation by the Company and Borrower on the date of the proposed Borrowing thereof that the conditions specified in paragraphs (a) and (b) of this Section have been satisfied.

The only representations the accuracy of which will be a condition to the availability of the Facility will be the Specified Representations and the Merger Agreement Representations as set forth in clause (b) above and the Merger Agreement Representations.

For purposes hereof:

“Merger Agreement Representations” means the representations and warranties made by the Sellers (as defined in the Acquisition Agreement) in the Acquisition Agreement that are material to the interests of the Lenders, in their capacities as such, but only to the extent that you have the right to terminate your obligations under the Acquisition Agreement or to decline to consummate the Acquisition (in each case in accordance with the terms of the Acquisition Agreement) as a result of a breach of such representation or warranty.

“Specified Representations” means (with respect to the Parent and the Borrower only (and excluding any procurement obligations or approval on the part of the Parent and the Borrower with respect to any other member of the Group or the Target Group)) the representations and warranties in the Agreement relating to (a) corporate existence, power and authority, (b) the authorization, execution, delivery and enforceability of the Facility Documentation, in each case as they relate to entering into and performance of the relevant Facility Documentation by the Obligors, (c) no conflicts of the Facility Documentation with (i) organizational documents of the Obligors, (ii) the Existing Facilities or Company’s existing indentures or any individual obligations of the Group or the Target Group for borrowed money in excess of USD 200,000,000 and (iii) any applicable law or order of any court or governmental authority (in the case of this clause (iii), only to the extent a breach would have a material adverse effect on the Group and the Target Group taken as a whole), (d) solvency as of the Closing Date, (e) Federal Reserve margin regulations, (f) the Investment Company Act, (g) OFAC/sanctions/Patriot Act/AML and (h) use of proceeds not in violation of any anti-corruption/FCPA and similar anti-bribery regulation, anti-money laundering laws or applicable sanctions).

“Specified Default” means (with respect to the Parent and the Borrower only (and excluding any procurement obligations or approval on the part of the Parent and the Borrower with respect to any other member of the Group or the Target Group)) any event or circumstance constituting an Event of Default under the Agreement relating to (a) non-payment of any principal of a loan under the Facility, (b) non-payment of any interest or other fee or amount payable under the Facility unless payment is made within 5 days of its due date, (c) failure to comply with any other obligations insofar as it relates to a breach of any Specified Covenant (subject to a remedy period of 30 days after notice from the Agent), (d) bankruptcy or insolvency events relating to the Parent and the Borrower and (e) invalidity, unlawfulness or repudiation.

“Specified Covenant” means (with respect to the Parent and the Company (and excluding any procurement obligations or approval on the part of the Parent and the Company with respect to any other member of the Group or the Target Group)) the covenants in the Agreement relating to mergers/disposition.

APPENDIX C

SOLVENCY CERTIFICATE

Date: [            ], [ ]

This Solvency Certificate is delivered pursuant to Section [            ] of the Credit Agreement dated as of [            ], [ ] (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Teva Pharmaceutical Industries Limited (the “Parent”), the Lenders party thereto from time to time, [            ], as administrative agent, and certain other parties thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

The undersigned Chief Financial Officer of the Parent hereby certifies, solely in his capacity as an officer of the Parent and not individually, to the best of his knowledge, that he is of the opinion as follows:

1. On the date hereof, immediately after giving effect to the Transactions to occur on the Closing Date, including the making of the Loan to be made on the Closing Date and the application of the proceeds thereof, the fair value of the assets of the Parent and its Subsidiaries, on a consolidated basis, at a fair valuation, will exceed their debts and liabilities, subordinated, contingent or otherwise.

2. On the date hereof, immediately after giving effect to the Transactions to occur on the Closing Date, including the making of the Loan to be made on the Closing Date and the application of the proceeds thereof, the present fair saleable value of the property of the Parent and its Subsidiaries, on a consolidated basis, will be greater than the amount that will be required to pay the probable liabilities on their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured.

3. On the date hereof, immediately after giving effect to the Transactions to occur on the Closing Date, including the making of the Loan to be made on the Closing Date and the application of the proceeds thereof, the Parent and its Subsidiaries, on a consolidated basis, will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured.

4. On the date hereof, immediately after giving effect to the Transactions to occur on the Closing Date, including the making of the Loan to be made on the Closing Date and the application of the proceeds thereof, the Parent and its Subsidiaries, on a consolidated basis, will not have an unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and proposed to be conducted following the date hereof.

For purposes of this Solvency Certificate, the amount of any contingent liability has been computed as the amount that, in light of all of the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability. For purposes of making the certifications set forth in this Solvency Certificate, it is assumed that the debts and other liabilities incurred under and in connection with the Facility will come due at their respective maturities.

For the purposes hereof, “Closing Date” refers to the draw down date under the Credit Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate on the date first written above.

Teva Pharmaceutical Industries Limited

By:
Name:
Title:

[Signature page to the Solvency Certificate]

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